Public

SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huffman Prairie Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6485 Centerville Business Parkway
(No. and Street)

Centerville (City) Ohio (State) 45459 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Holzapfel (937) 545-7394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

14 East Main Street (Address) Springfield (City) Ohio (State) 45502 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14046830

A 3/12/14 KW

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/20/14

Public

OATH OR AFFIRMATION

I, Robert Holzapfel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huffman Prairie Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MOLLIE E COURTNEY
NOTARY PUBLIC
STATE OF OHIO
MONTGOMERY COUNTY
My Comm. Expires
May 23, 2015

MOLLIE E COURTNEY NOTARY PUBLIC, STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huffman Prairie Capital, LLC

Statement of Financial Condition

December 31, 2013

with Independent Auditors' Report

CLARK SCHAEFER HACKETT

STRENGTH IN NUMBERS

TABLE OF CONTENTS

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

INDEPENDENT AUDITORS' REPORT

Board of Trustees
Dayton, Ohio

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Huffman Prairie Capital, LLC (an Ohio Corporation), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

14 east main street, ste. 500
springfield, oh 45502

www.cshco.com
p. 937.399.2000
f. 937.399.5433

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Huffman Prairie Capital, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio

Huffman Prairie Capital, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Current assets:		
Cash	$	87,519
Prepaid		9,173
Total assets	$	96,692
Member's equity	$	96,692

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
Huffman Prairie Capital is an Ohio Limited Liability Company operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a fully disclosed registered broker/dealer engaged primarily in selling investment interest in the Connor Group Funds. To date no investment interests have been sold through Huffman Prairie. The Company is located in Dayton, Ohio.

Method of accounting
The Company prepares its financial statements on the accrual basis method of accounting.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of Ohio requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes
The Partnership is a limited liability company. Accordingly, no provision for income taxes has been made in the accompanying financial statements since any tax liability is that of the Company's member and not of the Company

Accounting for uncertainty in income taxes
The Company adopted the provisions contained in Accounting for Uncertainty in Income Taxes. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2011 and 2012. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. The company recognized no interest or penalties during the year ended December 31, 2013. In evaluating the Partnership's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 24, 2014, the date which the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder is the Connor Group, on whose behalf all investments are sold. The Company is operated out the Connor Group's main office. All expenses the Connor Group incurs on behalf of the Company are expensed directly.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $87,519, which was $82,519 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2013 was 0.0 to 1.0. In compliance with the SEC Rule 17a5(d)(4), there were no differences between the net capital computation as audited and the fourth quarter FOCUS IIA report.

SINCE 1938

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.

cincinnati | cleveland | columbus | miami valley | springfield | toledo

www.cshco.com